SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For July 3, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-130040) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:
(1)     The Press Release issued on July 3, 2007.

Amsterdam • 3 July 2007
ING Group completes sale ING Trust
ING Group announced today that has completed the sale of its business unit ING Trust to management and Foreman Capital, an independent investment company based in the Netherlands. Financial details of the transaction were not disclosed.
As announced on 4 January 2007, the divestment is part of ING’s strategy to focus on its core banking, insurance and asset management businesses. As of the 2 July 2007, ING Trust will operate under a new brand, Orangefield Trust.
The transaction will have no material impact on the results of ING Group or the Tier-1 ration of ING Bank NV.

Press enquiries: ING Group
Nanne Bos, +31 (0) 20 541 6516, nanne.bos@ing.com
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in over 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

	By:	/s/ C. Blokbergen
C. Blokbergen
Dated: July 3, 2007		Corporate Legal Department Head Legal Department